November 23, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Baidu.com, Inc.

Ladies and Gentlemen:

On behalf of Baidu.com, Inc. (the “Company”), this letter is hereby submitted to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error made by the financial printer. On November 7, 2005, the financial printer used by the Company filed with the SEC via EDGAR a Form F-8/A (accession number 0001193125-05-217969) on behalf of the Company. The Company hereby requests an immediate withdrawal of the Form F-8/A. The Company filed the correct Post-Effective Amendment No. 1 to Form S-8 on November 7, 2005.

Thank you for your assistance in this matter. Please feel free to contact me at (852) 2912-2535 if you have any questions relating to this matter.

Sincerely yours,

/s/ Z. Julie Gao

of LATHAM & WATKINS LLP